CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2008

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30, 2008	March 31, 2008
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$6,338,996	$7,713,995
Amounts receivable and prepaid expenses	358,098	249,252
	6,697,094	7,963,247

Equipment (note 4)	90,113	20,369
Mineral property interests (note 5)	4	4

	$6,787,211	$7,983,620

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$151,473	$44,377
Balance due to related party (note 6)	346,431	180,767
	497,904	225,144
Shareholders' equity
Share capital	30,747,065	30,747,065
Contributed surplus	1,469,931	1,469,931
Deficit	(25,927,689)	(24,458,520)
	6,289,307	7,758,476
Nature and continuance of operations (note 1)
Commitment (note 7)
Subsequent event (note 5(a)(ii) and note 8)

	$6,787,211	$7,983,620

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
	2008	2007

Expenses
Amortization	$4,353	$1,273
Conference and travel	17,420	1,546
Exploration (schedule)	1,264,466	467,499
Legal, accounting, and audit	7,947	3,364
Management and consulting	12,036	23,976
Office and administration	54,548	53,887
Property investigation	710	528
Salaries and benefits	76,060	47,896
Shareholder communication	61,217	13,193
Trust and filing	1,470	1,100
	1,500,227	614,262

Other items
Foreign exchange loss	4,894	88,953
Gain on sale of marketable securities	–	(68,992)
Interest income and other	(35,952)	(109,057)
	(31,058)	(89,096)

Loss for the period	$1,469,169	$525,166

Basic and diluted loss per share	$0.02	$0.01

Weighted average number
of common shares outstanding	67,739,473	62,949,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Three months ended			Year ended
		June 30, 2008		March 31, 2008
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	67,739,473	$30,747,065	62,949,473	$27,287,248
Exercise of share purchase warrants at $0.55 per share	–	–	4,790,000	2,634,500
Fair value of warrants allocated to shares issued on exercise	–	–	–	825,317
Balance at end of the period	67,739,473	$30,747,065	67,739,473	$30,747,065

Contibuted surplus
Balance at beginning of the period		$1,469,931		$2,295,248
Fair value of warrants allocated to shares issued on exercise		–		(825,317)
Balance at end of the period		$1,469,931		$1,469,931

Deficit
Balance at beginning of the period		$(24,458,520)		$(20,892,220)
Loss for the period		(1,469,169)		(3,566,300)
Balance at end of the period		$(25,927,689)		$(24,458,520)

TOTAL SHAREHOLDERS' EQUITY		$6,289,307		$7,758,476

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30
Cash provided by (used in)	2008	2007

Operating activities
Loss for the period	$(1,469,169)	$(525,166)
Items not involving cash
Amortization	4,353	1,273
Gain on sale of marketable securities (note 6(b))	–	(68,992)
Changes in non-cash working capital items
Amounts receivable and prepaids	(108,846)	(11,034)
Balances receivable from and payable to related parties	165,664	(218,251)
Accounts payable and accrued liabilities	107,096	13,100
Cash used in operating activities	(1,300,902)	(809,070)

Investing activities
Loan to a related party (note 6(b))	–	5,500,000
Proceeds on sale of marketable securities	–	315,499
Purchase of equipment	(74,097)	–
Cash provided by (used for) investing activities	(74,097)	5,815,499

Increase (decrease) in cash and cash equivalents	(1,374,999)	5,006,429

Cash and cash equivalents, beginning of period	7,713,995	2,916,194

Cash and cash equivalents, end of period	$6,338,996	$7,922,623

Components of cash and cash equivalents are as follows:
Cash	$412,051	$86,609
Bankers acceptances	–	7,836,014
Commercial paper	943,655	–
Treasury bills	4,983,290	–
	$6,338,996	$7,922,623

Supplementary cash flow information:

Interest paid	$–	$–
Interest received	$36,594	$109,057
Income taxes paid	$–	$–

Non cash investing activities:
Receipt of common shares of Rockwell Diamonds Inc.
representing payment of loan interest (note 6(b))	$–	$246,506

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

British Columbia, Canada Properties	Three months ended June 30
	2008	2007

Exploration Cost
Assays and analysis	$54,024	$16,027
Drilling	28,000	–
Engineering	6,245	–
Equipment rental	38,635	40,329
Environmental	4,576	–
Freight	1,963	1,777
Geological	818,114	347,450
Graphics	12,492	4,933
Helicopter	75,158	–
Property fees and assessments	18,410	1,820
Site activities	146,328	52,168
Socioeconomic	2,730	–
Travel and accommodation	57,791	2,995
Incurred during period	1,264,466	467,499
Cumulative expenditures, beginning of period	17,449,574	14,382,635
Cumulative expenditures, end of period	$18,714,040	$14,850,134

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2009.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2008, which are available on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at June 30, 2008 are sufficient for its present needs, specifically to continue exploration and administrative operations at current levels through the end of the current fiscal year 2009.

There were no changes to the Company's approach to capital management during the three months ended June 30, 2008. The Company is not subject to externally imposed capital requirements as at June 30, 2008.

(ii) Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(b)	Accounting Standards Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
June 30, 2008
Site equipment	$121,040	$60,374	$60,666
Computers	30,607	1,160	29,447
Total	$151,647	$61,534	$90,113

March 31, 2008
Site equipment	$77,551	$57,182	$20,369
Computers	–	–	–
Total	$77,551	$57,182	$20,369

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interests in royalties in currently non-producing mineral properties at a nominal value on the consolidated balance sheets:

	June 30,	March 31,
	2008	2008
British Columbia, Canada
Iskut (note (5)(a)(ix))	$1	$1
Witch (note (5)(a)(ix))	1	1
Other
Ana, Yukon Territory (note (5)(b))	1	1
Mann Lake, Saskatchewan (note (5)(b))	1	1
Total	$4	$4

(a)	British Columbia, Canada

(i) Tulox Property

On May 7, 2007, the Company entered into an agreement with Tulox Resources Inc., formerly named Sitec Ventures Corp. ("Tulox"), for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Tulox, an inactive NEX-listed public company. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property by Tulox, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property. On April 15, 2008, the Company and Tulox mutually agreed to extend the closing date of this agreement.

(ii) Peak Property

On September 27, 2007, the Company entered into a letter agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. A formal agreement was executed in July 2008, subsequent to the quarter end.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(iii) Pond Property

In April 2008, the Company entered into an agreement with a private arm’s-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including acceptance by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date.

(iv) Bodine Property, British Columbia

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). Located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia, the Bodine Property covers approximately 640 square kilometers.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

As at June 30, 2008, the Company had paid $75,000 in property option payments for Bodine and recorded the payments as a property option expense.

(v) Iskut Properties

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia during the period August 2005 to March 2006. These properties comprised the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages to December 31, 2010. The purchase was subject to a 1.5% NSR in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

(vi) Sitlika Properties

In addition to the Bodine Property (note 5(a)(iv)), beginning December 2006, the Company has acquired, by staking claims, 100% interests in seven mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometres southwest of Williams Lake. As of June 30, 2008, these properties included the Aspira, Equus, Huge East, Megamine, Myway, Polymac and Polymet claims and in total comprised 1320 square kilometers.

(vii) Pinchi Properties

As at June 30, 2008, the Company held a 100% interest in 262 square kilometers of mineral property located in Omineca Mining Division of British Columbia. These properties are comprised of the Grand, Grand North, and Petite.

(viii) Carbonate Zinc Properties

In 2007, the Company acquired by staking approximately 250 square kilometers along a belt located approximately 130 kilometers north-northwest of McKenzie, BC.

(ix) Other Properties

During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims, which were part of the Witch property, for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent royalty. This royalty has been recorded at a nominal value of $1.

In December 2006, the Company terminated the Letter Agreement and vended the AA property (part of the original Iskut properties) to the arm's length party. The Company retains a 1.5% NSR on production from the property, 0.5% of which can be purchased by the arm's length party for $1,000,000. This royalty has been recorded at a nominal value of $1.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended June 30, 2008
(Unaudited - Expressed in Canadian Dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	June 30, 2008	March 31, 2008
Hunter Dickinson Services Inc. (a)	$346,431	$180,767

	Three months ended June 30
Transactions	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$865,830	$289,629
Rockwell Diamonds Inc. (b)	$–	$53,629

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)

Rockwell Diamonds Inc. ("Rockwell"), formerly named Rockwell Ventures Inc., is a public company with certain directors in common with the Company. In January 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. During the period ended June 30, 2007, interest income of $53,629 was recorded on the promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

7.	COMMITMENT

During the year ended March 31, 2008, the Company issued 4,440,000 flow-through common shares for proceeds of $2,442,000 pursuant to the exercise of share warrants. In accordance with certain provisions of the Income Tax Act (Canada), the Company is obligated to spend the proceeds from the flow-through-shares on eligible exploration activities by December 31, 2009. As at June 30, 2008, approximately $1.2 million remained to be spent pursuant to this flow-through share issuance.

8.	SUBSEQUENT EVENT

Subsequent to June 30, 2008, the Company granted 1,828,200 share purchase options at an exercise price of $0.70 per share, expiring on July 19, 2011.